EXHIBIT 99.1

Ultrapetrol Announces Second Quarter 2008 Financial Results

Q2 2008 Revenues Increase 50 Percent to a Record $83.0 Million

NASSAU, Bahamas, Aug. 12, 2008 (PRIME NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in four markets (River Business, Offshore Supply Business, Ocean Business and Passenger Business), today announced financial results for the second quarter ended June 30, 2008.

Second Quarter and Year to Date 2008 Highlights:

 * Recorded revenues of $83.0 million in the second quarter of 2008,
   50.0% higher than second quarter 2007 revenues of $55.4 million

 * Recorded EBITDA of $29.0 million in the second quarter 2008, compared with second quarter 2007 EBITDA of $16.3 million(1)

 * Recorded net income of $11.7 million, or earnings per share
   ("EPS") of $0.36, for the second quarter of 2008, compared to net income of $0.9 million, or EPS of $0.03, in the second quarter of
   2007

 * Recorded EBITDA, adjusted net income and adjusted EPS of
   $29.0 million, $13.9 million and $0.43 per share, respectively, for the second quarter 2008 as compared with adjusted EBITDA, adjusted net income and adjusted EPS of $19.4 million, $5.6 million and $0.18 per share respectively for the equivalent period of 2007. (For a detailed explanation of these adjustments, see
   "Overview of Financial Results")(1)

 * Signed a 12-year secured term loan of up to $93.6 million with DVB
   Bank AG and Natixis for pre-delivery and post-delivery financing of the four PSVs under construction in India

 * The Company received from USA and placed into operations a total of 57 barges and three pushboats that commenced service in the
   Hidrovia during the second quarter of 2008

 * Total cargo loaded in the River Business increased by 6% over second quarter 2007

 * In its Ocean Business, the Company operated four Capesize / OBO vessels for the entire quarter, generating record revenues and
   EBITDA

 * Continued as planned with the construction of seven
   state-of-the-art PSV newbuildings which will be added to its five existing PSVs starting in 2009

 * Signed agreement to sell remaining passenger vessel, the Blue
   Monarch

 (1) A reconciliation of EBITDA to net income is included below

Felipe Menendez, Ultrapetrol's President and Chief Executive Officer, said, "During the second quarter we experienced strong results and took further steps to implement our growth strategies. In the River Business we have increased the volumes loaded and we see strong demand for key commodities. We expanded our River Business fleet currently in operation by 57 barges and three pushboats during the course of the second quarter and now have a total of 591 barges with an aggregate capacity of approximately 1,020,000 dwt., while we continued to vigorously build and equip our new barge construction yard, the most modern of its kind in South America, which we expect to have in full production in 2009. In our Offshore Supply Business we continue to position ourselves to capitalize on the strong fundamentals of this market and currently have seven vessels under construction, which will more than double our existing fleet. In our Ocean Business revenues were up 169% due to increased charter rates on our OBOs and the addition of the Capesize vessel Princess Marisol and the product tankers Amadeo and Austral to our ocean fleet. Finally, during the quarter, we made a strategic decision to sell our only passenger vessel, the Blue Monarch."

Overview of Financial Results

Second quarter 2008 revenues of $83.0 million were 50% higher than second quarter 2007 revenues of $55.4 million.

Second quarter 2008 EBITDA was $29.0 million, as compared with $16.3 million for the second quarter 2007(1).

Net income in the second quarter of 2008 was $11.7 million, or EPS of $0.36, as compared with net income of $0.9 million, or EPS of $0.03 in the second quarter of 2007.

The Company's second quarter 2008 net income includes a deferred income tax charge of $2.2 million from unrealized foreign currency exchange rate gains on U.S. Dollar-denominated debt of one of our Brazilian subsidiaries in the Offshore Supply Business. The adjusted net income in the second quarter 2008, excluding this effect is $13.9 million or EPS $0.43, as compared with $5.6 million or EPS $0.18 (after adjusting net income for a similar $1.6 million deferred income tax charge in Brazil and a non-cash charge of $3.1 million on mark to market FFA) in the second quarter 2007.

Ultrapetrol's Chief Financial Officer, Mr. Len Hoskinson, said: "During the quarter, we continued to access the lending markets to support our growth strategy. Specifically, we signed a 12-year secured term loan of up to $93.6 million for pre-delivery and post-delivery financing of the four PSVs under construction in India. This agreement underscores both our support from leading banks and commitment to growing the business going forward. As previously announced, during the quarter we bought back 274 days in cleared FFAs covering the third and fourth quarters of 2008, while simultaneously selling 274 days in OTC FFAs for these same periods. The economic and accounting effect of these transactions was almost neutral and significantly reduced our future working capital requirements while enabling us to remain in a position to receive stable and visible cash flows and benefit from the upside potential in our Ocean Business."

Business Segment Highlights

River

The Company experienced a 6% increase in the volume of cargo loaded in the second quarter 2008 as compared with the same period of 2007. Second quarter 2008 River Business EBITDA was $5.8 million versus $5.7 million in 2007. Costs have increased as a consequence of several factors, including crew costs, and the general revaluation of local currencies against the U.S. Dollar which affected negatively our operational cost(1).

Industry sources also expect the soybean crop in the Hidrovia region to grow robustly in 2008. The latest 2008 USDA estimate for the Paraguayan soybean crop of 6.8 million tons suggests production growth of over 0.6 million tons, or 9.7%, as compared with 2007. Industry sources also expect iron ore production at the three mines located in Corumba, serviced by this river system to grow substantially in 2008.

The Company continues with the process of setting up its new barge building yard, which is progressing as planned, and it has also continued its barge expansion program (48 barges have been processed out of 130 targeted by end 2010).

The Company completed the positioning and shipment from the USA of 57 barges and three pushboats. The 30 barges and the 7,200 BHP pushboat previously acquired in USA between September 2007 and February 2008 were placed in service in April 2008, while the 27 barges and two pushboats acquired in USA on March 2008 entered into operations in June 2008.

As previously announced, the Company's first heavy fuel engines have been delivered and will be installed in a new push boat of 8,325 BHP being built in South America. The Company expects to have this pushboat in service in 2009.

Offshore Supply

The Offshore Supply segment EBITDA in the second quarter of 2008 was $4.5 million compared to $5.8 million in the same period of 2007(1).

A total of five vessels operated during second quarter 2008, two of them operated in the Brazilian market and three in the North Sea. Our UP Esmeralda operated in the spot market in the North Sea where comparatively lower rates prevailed than those available during the same period in 2007. However, average spot rates in the North Sea market as from mid July 2008 have been higher than those experienced at the same time last year. Operational costs have increased, particularly in Brazil where the revaluation of the local currency against the U.S. dollar has continued.

Construction of the Company's sixth PSV in Brazil has progressed and the Company expects delivery by first quarter 2009.

Steel cutting of the four vessels being built in India is progressing as expected, while the steel cutting of the two vessels being built in China is expected to start in the third quarter 2008. The option to construct two further PSVs in China was not executed and we are currently negotiating separately these vessels with the yard.

The Company believes that the market in general continues to be strong and the new Brazilian oil field discoveries are encouraging as to future requirements of modern large vessels such as ours.

Ocean

The Company's Ocean segment generated EBITDA in the second quarter 2008 of $21.5 million, as compared with $4.0 million for the same period in 2007(1).

For almost the whole second quarter 2008 our three OBO vessels operated under time charters tied to the C4TC Capesize Routes Index with the majority of their earnings for the period having been secured through FFAs, while our Capesize Princess Marisol operated during half of the second quarter 2008 in the spot market and is now under a time charter tied to the C4TC Capesize Routes Index but with no FFAs to secure its earnings.

On May 16 and May 19, 2008, the Company entered into a series of FFAs to buy back 274 days in cleared FFAs, mainly offsetting the positions previously sold for the third quarter and fourth quarter 2008. We simultaneously sold 274 days in Over The Counter ("OTC") FFAs for these same periods, with both the economic and accounting effects of these two transactions being almost neutral (a loss of $0.4 million in total resulted from the difference in the pricing of the cleared and OTC positions). With these transactions we reduced significantly our future working capital requirements. For full details of these trades, please refer to the Company's 6-K Filing containing its second quarter 2008 results. These trades have been conducted "over the counter" and consequently have no margin account requirements but do bear a higher counterparty risk than a cleared FFA. Our counterparties under these trades are subsidiaries of major international grain houses.

As explained in our press release dated May 20, 2008, the repurchase of our cleared positions covering the third and fourth quarter 2008 resulted in a $24.2 million loss. Contrary to prior expectations this $24.2 million loss has not been allocated against our second quarter results but instead will be charged in the third and fourth quarter when it will impact our results together with the vessels earnings and the OTC FFA transactions for these periods. The Company believes that by distributing the effect of these transactions in the third and fourth quarter we will more accurately reflect the results obtained by our ocean fleet on each period.

On May 19, 2008, the Company entered into two FFA contracts to buy back 60 days in cleared FFAs, offsetting the positions previously sold for June 2008. On May 20, 2008 the Company sold 30 days in OTC FFAs for this same period.

We re-chartered our MT Alejandrina at a higher rate and employed our new product tanker MT Austral under a long term contract.

On August 12, 2008, the company entered into an OTC FFA to sell a total of 45 days (15 days per month from October to December 2008 both inclusive) for a fixed rate of $150,000 (one hundred and fifty thousand U.S. Dollars) per day.

Passenger

On June 30, 2008, we entered into a Memorandum of Agreement (MOA), subsequently modified by two addendums signed on July 24 and August 6, 2008, whereby we have agreed to sell our passenger vessel, Blue Monarch. The net proceeds of this sale to the Company are expected to be $8.3 million. Under the terms of the agreement, the buyers must deposit the purchase price prior to August 25, 2008, in a joint escrow account, while the delivery of the vessel will take place at the end of the current cruising season in the Aegean. However, if the purchase price is not deposited in accordance with the MOA by August 25, 2008, this transaction may not materialize as agreed.

Share Repurchase Program

During the second quarter 2008 the Company acquired 32,200 of its shares at an average cost of $10.3 per share for a total cost of $0.3 million. This program has been approved by the Company's Board of Directors up to September 30, 2008. It does not require the Company to purchase a specific number of shares and it may be suspended or reinstated at any time at the Company's discretion and without notice. The shares purchased under this program are held as treasury stock and are recorded by the Company as authorized but unissued shares in its books.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("non-GAAP") measures such as EBITDA, and any adjustments thereto, when presented in conjunction with comparable Generally Accepted Accounting Principles ("GAAP") measures, are useful for investors to use in evaluating the performance of the Company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation of GAAP results to non-GAAP results is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Wednesday, August 13, 2008, at 10:00 a.m. Eastern Time, accessible via telephone and Internet with an accompanying slide presentation.

On the call, Felipe Menendez Ross, President and Chief Executive Officer, and Leonard Hoskinson, Chief Financial Officer, will discuss Ultrapetrol's results and the outlook for its four businesses. There also will be a question and answer session. The call is expected to last approximately one hour and the audio webcast and slide presentation will be available on the Investor Relations section of Ultrapetrol's Web site at www.ultrapetrol.net.

Investors and analysts may participate in the live conference call by dialing 888-390-7303 (toll-free U.S.) or + 210-234-0009 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 866-405-7299 (toll-free U.S.) or + 203-369-0609 (outside of the U.S.); passcode: ULTR. The webcast and presentation will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, vegetable oils, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers, oil-bulk-ore and capesize bulk vessels and a passenger ship. More information about the Company can be found on its Web Site at http://www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3164

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; its ability to obtain additional financing; its financial condition and liquidity, including its ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; its expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; its dependence upon the abilities and efforts of its management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods the Company transports and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR-F

                CONDENSED CONSOLIDATED BALANCE SHEETS
   (Stated in thousands of U.S. dollars, except par value and share amounts)

 ($000)                                      At June 30,      At
                                                2008      December 31,
                                             (Unaudited)     2007
 ---------------------------------------------------------------------
 ASSETS
  Current assets
   Cash and cash equivalents                     30,457       64,262
   Accounts receivable, net of allowance for
    doubtful accounts of $250 and $248 in 2008
    and 2007, respectively                       23,079       15,680

   Receivables from related parties               3,122        2,804
   Operating supplies                             5,247        4,961
   Prepaid expenses                               7,418        3,198
   Other receivables                             17,328       14,336
  Total current assets                           86,651      105,241

  Noncurrent assets
   Other receivables                              8,897        7,793
   Receivables from related parties               2,280        2,280
   Restricted cash                                6,558       20,168
   Vessels and equipment, net                   520,677      462,292
   Dry dock                                       4,127        4,428
   Investment in affiliates                       2,208        2,257
   Intangible assets                              2,568        2,961
   Goodwill                                       5,015        5,015
   Other assets                                   7,827        6,877
   Deferred tax assets                            2,969        2,848
  Total noncurrent assets                       563,126      516,919
 ---------------------------------------------------------------------
 TOTAL ASSETS                                  $649,777     $622,160
 ---------------------------------------------------------------------
 LIABILITIES, MINORITY INTEREST AND
  SHAREHOLDER'S EQUITY
  Current liabilities
   Accounts payable                              22,118       16,813
   Payable to related parties                       763          718
   Accrued interest                               2,385        2,579
   Current portion of long-term financial debt   34,166       17,795
   Other payables                                15,010        2,568
  Total current liabilities                      74,442       40,473

  Noncurrent liabilities
   Long-term financial debt                     311,361      314,140
   Deferred tax liability                        13,359       10,663
   Other payables                                 6,015           --
  Total noncurrent liabilities                  330,735      324,803

  Minority interest                               4,167        3,742

  Shareholder's equity
   Common stock, $0.01 par value: 100,000,000
    authorized shares; 32,771,859 and
    33,443,030 shares issued and outstanding
    in 2008 and 2007                                327          334
   Additional paid-in capital                   267,536      266,647
   Treasury stock 671,171 shares in 2008 at
    cost                                         (6,459)          --
   Accumulated earnings                          38,725        9,672
   Accumulated other comprehensive income
    (loss)                                      (59,696)     (23,511)
   Total shareholder's equity                   240,433      253,142
 ---------------------------------------------------------------------
 TOTAL LIABILITIES, MINORITY INTEREST AND
  SHAREHOLDER'S EQUITY                         $649,777     $622,160
 ---------------------------------------------------------------------

        CONDENSED CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
 (Stated in thousands of U.S. dollars except share and per share data)

                       Second Quarter       Six Months Ended June 30,
                       Ended June 30,
                       2008       2007       2008       2007   Percent
                                                                Change
 ---------------------------------------------------------------------
 Revenues
  Attributable to
   River Business      $34,855    $23,497    $62,011    $45,025    38%
  Attributable to
   Offshore Supply
   Business             10,974     10,675     20,161     19,070     6%
  Attributable to
   Ocean Business       34,265     12,760     65,323     25,513   156%
  Attributable to
   Passenger
   Business              2,884      8,494      2,884     11,244   -74%
 ---------------------------------------------------------------------
 Total revenues         82,978     55,426    150,379    100,852    49%
 ---------------------------------------------------------------------
 Voyage expenses
  Attributable to
   River Business      (17,928)    (9,629)   (31,483)   (18,271)   72%
  Attributable to
   Offshore Supply
   Business               (491)      (424)      (913)      (622)   47%
  Attributable to
   Ocean Business       (1,715)      (166)    (2,697)      (495)  445%
  Attributable to
   Passenger
   Business             (2,334)    (2,944)    (2,607)    (3,703)  -30%
 ---------------------------------------------------------------------
 Total voyage
  expenses             (22,468)   (13,163)   (37,700)   (23,091)   63%
 ---------------------------------------------------------------------
 Running costs
  Attributable to
   River Business       (9,005)    (6,142)   (16,959)   (11,681)   45%
  Attributable to
   Offshore Supply
   Business             (4,427)    (3,185)    (8,364)    (5,808)   44%
  Attributable to
   Ocean Business       (8,737)    (3,539)   (16,879)    (7,394)  128%
  Attributable to
   Passenger
   Business             (3,348)    (5,535)    (4,111)    (8,164)  -50%
 ---------------------------------------------------------------------
 Total running costs   (25,517)   (18,401)   (46,313)   (33,047)   40%
 ---------------------------------------------------------------------
 Amortization of dry
  dock & intangible
  assets                  (954)    (1,992)    (2,366)    (4,100)  -42%
 Depreciation of
  vessels and
  equipment             (9,161)    (6,413)   (17,593)   (12,359)   42%
 Management fees and
  administrative and
  commercial
  expenses              (5,967)    (5,375)   (11,298)    (9,868)   14%
 Other operating
  income                   372          2      2,423         65  3628%
 ---------------------------------------------------------------------
 Operating profit       19,283     10,084     37,532     18,452   103%
 ---------------------------------------------------------------------
 Financial expense      (4,409)    (4,577)   (10,856)    (9,674)   12%
 Financial income          205      1,083        647      1,273   -49%
 Net income (loss)
  on FFAs                 (449)    (3,073)     5,862     (3,073) -291%
 Investment in
  affiliates               125        124        (49)       293  -117%
 Other, net               (116)      (126)      (291)      (255)   14%
 ---------------------------------------------------------------------
 Total other income
  (expenses)            (4,644)    (6,569)    (4,687)   (11,436)  -59%
 ---------------------------------------------------------------------
 Income (loss)
  before income
  taxes and minority
  interest              14,639      3,515     32,845      7,016   368%
 ---------------------------------------------------------------------

 Income taxes           (2,740)    (2,388)    (3,367)    (3,786)  -11%
 Minority interest        (185)      (184)      (425)      (323)   32%
 =====================================================================
 Net income (loss)     $11,714       $943    $29,053     $2,907   899%
 =====================================================================
 Basic net income
  per share              $0.36      $0.03      $0.88      $0.10   813%
 Diluted net income
  per share              $0.36      $0.03      $0.88      $0.10   780%
 Basic weighted
  average number
  of shares         32,541,186 32,032,062 32,855,697 30,027,169
 Diluted weighted
  average number of
  shares            32,683,242 32,452,803 33,012,155 30,376,471

      CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)
                 (Stated in thousand of U.S. dollars)

                                                    At          At
                                                 June 30,    June 30,
 ($000)                                            2008        2007
 ---------------------------------------------------------------------
 CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                      $29,053      $2,907

  Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation of vessels and equipment           17,593      12,359
   Amortization of dry docking                      1,973       3,707
   Expenditure for dry docking                     (1,672)     (4,025)
   Net (income) on FFAs                            (5,862)      3,073
   Cash settlements on FFAs, net                  (24,678)
   Amortization of intangible assets                  393         393
   Share-based compensation                           889         916
   Note issuance expenses amortization                851         536
   Minority interest in equity of subsidiaries        425         323
   Net loss (gain) from investment in affiliates       49        (293)
   Allowance for doubtful accounts                     --         182

  Changes in assets and liabilities net of
   effects from purchase of Otto Candies in 2007:
    Decrease (increase) in assets:
     Accounts receivable                           (7,401)      3,877
     Receivable from related parties                 (318)        829
     Marine and river operating supplies             (286)        265
     Prepaid expenses                              (4,220)     (3,197)
     Other receivables                             (1,754)       (617)
     Other                                            213         267
    Increase (decrease) in liabilities:
     Accounts payable                               5,305       5,868
     Payable to related parties                        45        (420)
     Other                                          2,992       5,251
 ---------------------------------------------------------------------
  Net cash provided by operating activities       $13,590     $32,201
 ---------------------------------------------------------------------

 CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of vessels and equipment ($21,310 and
   $13,021 in 2008 and 2007 for vessels           (76,096)    (64,863)

  Purchase of Otto Candies, net of cash acquired       --     (13,772)
  Net decrease in funding cash collateral of
   FFAs                                            28,784      (8,725)
  Cash settlements of FFAs                         (5,408)         --
  Other                                                --          --
 ---------------------------------------------------------------------
  Net cash (used in) investing activities        ($52,720)   ($87,360)
 ---------------------------------------------------------------------
 CASH FLOWS FROM FINANCING ACTIVITIES
  Scheduled repayments of long-term financial
   debt                                            (8,116)     (3,327)
  Early repayments of long-term financial debt         --     (25,300)
  Proceeds from long-term financial debt           31,900      75,947
  Decrease in short-term financial debt           (15,000)
  Proceeds from common shares public offering      91,094
  Funds used in repurchase of treasury shares      (6,466)
  Other                                             3,007        (502)
 ---------------------------------------------------------------------
  Net cash (used in)  provided by financing
   activities                                      $5,325     137,912
  Net (decrease) increase in cash and cash
   equivalents                                   ($33,805)    $82,753
 ---------------------------------------------------------------------
 ---------------------------------------------------------------------
  Cash and cash equivalents at the beginning of
   year                                           $64,262     $20,648
  Cash and cash equivalents at the end of period  $30,457    $103,401
 ---------------------------------------------------------------------

                       SUPPLEMENTAL INFORMATION

 The Following table reconciles the Company's EBITDA to its Net Income:

 ($000)                                               Six Months Ended
                                                          June 30,
                                                        2008     2007
 ---------------------------------------------------------------------

 Net Income (loss)                                    $29,053   $2,907
   Plus
 Financial expense                                     10,856    9,674
 Income taxes                                           3,367    3,786
 Depreciation and amortization                         19,959   16,459

 =====================================================================
 EBITDA (1)                                           $63,235  $32,826
 ---------------------------------------------------------------------

 (1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain
 (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for
 EBITDA to represent cash flows from operations, as defined by GAAP
 (on the date of calculation), and should not be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.

  The following tables reconcile the Company's EBITDA to its segment operating profit (loss) for the six months ended June 30, 2008 and
           2007, on a consolidated and a per segment basis:

 ($000)                           Six Months Ended June 30, 2008
                                     Offshore
                             River    Supply  Ocean  Passenger  TOTAL
 ---------------------------------------------------------------------
 Segment operating profit    $3,365   $7,352  $32,551 ($5,736) $37,532
 Depreciation and
  amortization                6,165    2,378    9,713   1,703   19,959
 Investment in affiliates /
  Minority interest              78     (425)    (127)      0     (474)
 Other, net                    (327)      30        6       0     (291)
 Net income (loss) on FFAs       --       --    5,862      --    5,862

 ---------------------------------------------------------------------
 Segment EBITDA              $9,281   $9,335  $48,005 ($4,033) $62,588
 ---------------------------------------------------------------------

 Items not included in
  segment EBITDA
 Financial income                                                  647

 =====================================================================
 Consolidated EBITDA                                           $63,235
 =====================================================================
 Adjustments:

 Non-cash gains on FFAs                        (6,311)          (6,311)
 Cash settlements on FFAs                      (5,408)          (5,408)
 =====================================================================
 Adjusted Consolidated EBITDA                                  $51,516
 ---------------------------------------------------------------------

 ($000)                           Six Months Ended June 30, 2007
                                     Offshore
                             River    Supply  Ocean  Passenger  TOTAL
 ---------------------------------------------------------------------
 Segment operating profit
  (loss)                     $6,982   $8,534   $6,620 ($3,684) $18,452
 Depreciation and
  amortization                4,610    1,994    7,292   2,563   16,459
 Investment in affiliates /
  Minority interest              18     (339)     291       0      -30
 Other, net                    (284)      16       41     (28)    (255)
 Net income (loss) on FFAs       --       --   (3,073)     --   (3,073)

 ---------------------------------------------------------------------
 Segment EBITDA             $11,326  $10,205  $11,171 ($1,149) $31,553
 ---------------------------------------------------------------------

 Items not included in
  segment EBITDA
 Financial income                                                1,273

 =====================================================================
 Consolidated EBITDA                                           $32,826
 =====================================================================

 Adjustments:

 Non-cash losses on FFAs                        3,073            3,073
 =====================================================================
 Adjusted Consolidated
  EBITDA                                                       $35,899
 ---------------------------------------------------------------------

  The following tables reconcile the Company's EBITDA to its segment operating profit (loss) for the three months ended June 30, 2008 and
           2007, on a consolidated and a per segment basis:

 ($000)                          Three Months Ended June 30, 2008
                                     Offshore
                             River    Supply  Ocean  Passenger  TOTAL
 ---------------------------------------------------------------------
 Segment operating profit
  (loss)                     $2,593   $3,402  $17,122 ($3,834) $19,283
 Depreciation and
  amortization                3,110    1,212    4,859     934   10,115
 Investment in affiliates /
  Minority interest             202     (185)     (77)      0      (60)
 Other, net                    (147)      30        1       0     (116)
 Net income (loss) on FFAs      --        --     (449)     --     (449)
 ---------------------------------------------------------------------
 Segment EBITDA              $5,758   $4,459  $21,456 ($2,900) $28,773
 ---------------------------------------------------------------------

 Items not included in
  segment EBITDA
 Financial income                                                  205

 =====================================================================
 Consolidated EBITDA                                           $28,978
 =====================================================================

 Adjustments:

 Unrealized non-cash gains
  on FFAs
 Net income on FFAs
 =====================================================================
 Adjusted Consolidated
  EBITDA                                                       $28,978
 ---------------------------------------------------------------------

 ($000)                          Three Months Ended June 30, 2007
                                     Offshore
                             River    Supply  Ocean  Passenger  TOTAL
 ---------------------------------------------------------------------
 Segment operating profit
  (loss)                     $3,502   $4,925   $3,363 ($1,706) $10,084
 Depreciation and
  amortization                2,325    1,090    3,554   1,436    8,405
 Investment in affiliates /
  Minority interest              14     (200)     126       0      (60)
 Other, net                    (131)      16       17     (28)    (126)
 Net income (loss) on FFAs       --        -   (3,073)      -   (3,073)

 ---------------------------------------------------------------------
 Segment EBITDA              $5,710   $5,831   $3,987   ($298) $15,230
 ---------------------------------------------------------------------

 Items not included in
  segment EBITDA

 Financial income                                                1,083
 =====================================================================
 Consolidated EBITDA                                           $16,313
 =====================================================================

 Adjustments:

 Non-cash losses on FFAs                        3,073            3,073
 =====================================================================
 Adjusted Consolidated
  EBITDA                                                       $19,386
 ---------------------------------------------------------------------

CONTACT:  The IGB Group
          Leon Berman, Principal
          212-477-8438
          Fax: 212-477-8636
          lberman@igbir.com
          www.igbir.com